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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                  ROBOTIC VISION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  771074-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  December 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 771074-10-1               13D/A                     Page 2 of 17 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

RVSI Investors, L.L.C.        FEIN: 36-4544004
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,678,490
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,678,490
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,678,490
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
12.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 21,008,125 shares of Common Stock outstanding as of August 6, 2004, based on the Issuer's 10-Q for the quarter ended June 30, 2004, and an additional 258,780 shares of Common Stock issued by the Issuer to the Purchaser subsequent to such date.

CUSIP No. 771074-10-1               13D/A                     Page 3 of 17 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN:  40-0002819
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,678,490
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,678,490
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,678,490
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
12.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 21,008,125 shares of Common Stock outstanding as of August 6, 2004, based on the Issuer's 10-Q for the quarter ended June 30, 2004, and an additional 258,780 shares of Common Stock issued by the Issuer to the Purchaser subsequent to such date.

CUSIP No. 771074-10-1               13D/A                     Page 4 of 17 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,678,490
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,678,490
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,678,490
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
12.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 21,008,125 shares of Common Stock outstanding as of August 6, 2004, based on the Issuer's 10-Q for the quarter ended June 30, 2004, and an additional 258,780 shares of Common Stock issued by the Issuer to the Purchaser subsequent to such date.

CUSIP No. 771074-10-1               13D/A                     Page 5 of 17 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,678,490
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,678,490
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,678,490
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
12.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 21,008,125 shares of Common Stock outstanding as of August 6, 2004, based on the Issuer's 10-Q for the quarter ended June 30, 2004, and an additional 258,780 shares of Common Stock issued by the Issuer to the Purchaser subsequent to such date.

CUSIP No. 771074-10-1               13D/A                     Page 6 of 17 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,678,490
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,678,490
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,678,490
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
12.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 21,008,125 shares of Common Stock outstanding as of August 6, 2004, based on the Issuer's 10-Q for the quarter ended June 30, 2004, and an additional 258,780 shares of Common Stock issued by the Issuer to the Purchaser subsequent to such date.

CUSIP No. 771074-10-1               13D/A                     Page 7 of 17 Pages

This Amendment No. 3 to Schedule 13D/A relates to the common stock, par value $0.01 per share ("Common Stock"), of Robotic Vision Systems, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 486 Amherst Street, Nashua, New Hampshire 03063. Items 3, 4, 5 and 7 are hereby amended as follows:

ITEM 3. Source and Amount of Funds or Other Consideration - Item 3 is hereby amended by adding the following thereto:

On August 6, 2004, the Issuer issued to the Purchaser 19,710 shares of Common Stock in consideration of the Purchaser making loans and certain other financial accommodations to the Issuer pursuant to the Second Amendment to Amended and Restated Revolving Credit and Security Agreement dated August 6, 2004 and made by and among Issuer, Purchaser and PNC Bank, National Association, as agent for the lenders party thereto (the "Second Amendment Shares").

On August 16, 2004, criteria were satisfied resulting in the vesting of the Second Warrant as to 50,000 additional shares of Common Stock, and Purchaser exercised the Second Warrant in part with respect to such 50,000 shares of Common Stock for an exercise price of $500 (the "Second Tranche Shares"). All funds used in paying the exercise price were obtained from the working capital of Purchaser.

On August 19, 2004, the Issuer issued to the Purchaser 8,780 shares of Common Stock in satisfaction of $23,181.31 owing to the Purchaser pursuant to the Registration Rights Agreement attached as Exhibit 2 hereto (the "Registration Rights Agreement Shares").

On September 20, 2004, criteria were satisfied resulting in the vesting of the Second Warrant as to 200,000 additional shares of Common Stock, and Purchaser exercised the Second Warrant in part with respect to such 200,000 shares of Common Stock for an exercise price of $2,000 (together with the Second Tranche Shares, the "Additional Second Warrant Shares"). All funds used in paying the exercise price were obtained from the working capital of Purchaser.

ITEM 4. Purpose of the Transaction - Item 4 is hereby amended by adding the following thereto:

Purchaser acquired the Additional Second Warrant Shares issued upon exercise of the Second Warrant, the Second Amendment Shares, and the Registration Rights Agreement Shares for investment purposes.

On November 19, 2004, the Issuer and a subsidiary of the Issuer, Auto Image ID, Inc., commenced a case under Chapter 11 of title 11 of the United States Code with the United States Bankruptcy Court for the District of New Hampshire, case nos. 04-14151-JMD and 04-14152-JMD. On December 21, 2004, Purchaser, acting in its capacity as a lender to the Issuer, filed with the court a Motion of RVSI Investors, L.L.C. For The Appointment Of A Chapter 11 Trustee And For An Order Requiring An Immediate Sale Of The Debtor's SEG Division, attached hereto as
Exhibit 5 and incorporated herein by reference. A hearing on such motion is scheduled to be heard by the court on February 10, 2005. In the course of the Issuer's bankruptcy case, the Purchaser will continue to take actions to seek the repayment in full of all amounts owing by the Issuer under the loan facility currently outstanding.

ITEM 5. Interest in Securities of Issuer - Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) To the best knowledge of each of the Reporting Persons, there are 21,266,905 shares of Common Stock outstanding, based on the 21,008,125 shares of Common Stock disclosed in Issuer's 10-Q for the quarter ended June 30, 2004, and the additional 258,780 shares of Common Stock issued by the Issuer to the Purchaser subsequent to such date. Purchaser and each of the Purchaser Entities holds beneficial ownership and dispositive and voting power of 2,678,490 shares of Common Stock, representing 12.6% of Issuer's issued and outstanding Common Stock, after giving effect to the partial exercise of the Second Warrant.

CUSIP No. 771074-10-1               13D/A                     Page 8 of 17 Pages

Fund 02-04 is the sole managing member of Purchaser and, together with the other Purchaser Entities, holds voting and dispositive power over the shares of Common Stock held by Purchaser.

Fund 02-04 holds approximately 61.539% of the membership interests in Purchaser, and, accordingly, Fund 02-04, and through it, Managing Member, SZ Investments and Chai Trust each have a pecuniary interest in 1,648,316 shares of Common Stock. Other unaffiliated members of Purchaser have a pecuniary interest in the balance of the shares of Common Stock held by Purchaser.

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or were effected by any of the reporting persons.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits - Item 7 is hereby amended by adding the following thereto:

Exhibit 5 Motion of RVSI Investors, L.L.C. For The Appointment Of A Chapter 11 Trustee And For An Order Requiring An Immediate Sale Of The Debtor's SEG Division


                                    SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 21, 2004


-RVSI INVESTORS, L.L.C.
 By: EGI-FUND (02-04) INVESTORS, L.L.C., its Managing Member
-EGI-FUND (02-04) INVESTORS, L.L.C.
-EGI-MANAGING MEMBER (02-04), L.L.C.

 Each by: /s/ DONALD J. LIEBENTRITT
 -------------------------------------
 Name: Donald J. Liebentritt
 Title: Vice President


-CHAI TRUST COMPANY, L.L.C.

 By: /s/ DONALD J. LIEBENTRITT
 -------------------------------------
 Name: Donald J. Liebentritt
 Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 771074-10-1               13D/A                  Page 9 of 17 Pages

                                    EXHIBIT 7

                      IN THE UNITED STATES BANKRUPTCY COURT
                        FOR THE DISTRICT OF NEW HAMPSHIRE


In re: ROBOTIC VISION SYSTEMS, INC., Debtor.

CASE NO.  04-14151
CHAPTER 11

                        MOTION OF RVSI INVESTORS, L.L.C.
                       FOR THE APPOINTMENT OF A CHAPTER 11
                      TRUSTEE AND FOR AN ORDER REQUIRING AN
                   IMMEDIATE SALE OF THE DEBTOR'S SEG DIVISION

RVSI Investors, L.L.C. (the "Lender"), the senior secured lender in the above-captioned case, hereby moves this Court for: (1) the appointment of a Chapter 11 trustee; and (2) an order requiring the immediate sale of the SEG Division of debtor and debtor-in-possession Robotic Vision Systems, Inc. ("RVSI" or the "Debtor"). In support of its Motion, the Lender states as follows:

                                  INTRODUCTION

1. This is the classic case for appointment of a Chapter 11 trustee. The Debtor is out of cash and faces imminent liquidation under Chapter 7. The Debtor's best hope to survive as a going concern is an immediate sale of its SEG business. And the single biggest impediment to that sale is RVSI's Chairman, President, and CEO, Pat V. Costa. Mr. Costa has been promising to sell the SEG business since 2002--and, in June 2004, promised the Lender that he would sell SEG "as soon as practicable"--but has reneged on those commitments. Although the Debtor now has belatedly retained Houlihan Lokey to sell SEG, there is serious doubt that the Debtor, under Mr. Costa's control, will have sufficient cash to survive to a sale. And there is a substantial likelihood that Mr. Costa, if left at the helm of the Debtor, will interfere with and further delay any sale.

2. Mr. Costa's tenure as Chairman, President, and CEO of RVSI is a case study in mismanagement and waste. Investment bankers, board members, chief financial officers, and other professionals have resigned from RVSI in a steady procession of protest. They have expressed justifiable outrage over Mr. Costa's incompetent, paranoid, and self-defeating rule, which has left RVSI "foundering on the shoals of bankruptcy, steered there by at best careless management practices." In re Sharon Steel Corporation, 871 F.2d 1217, 1226 (3d Cir. 1989).

3. The Debtor has continuously exhausted new cash infusions at a frightening pace--all while promising, again and again, to execute a strategy of selling SEG. Specifically:

-In November 2003, the Lender agreed to increase the loan facility from $10 million to $13 million;

-In February 2004, RVSI received $4.1 million in net proceeds through an equity offering;

-In June 2004, RVSI received approximately $1.7 million in unexpected proceeds from the favorable settlement of an account receivable;

-In June 2004, the Lender agreed to increase the loan facility from $13 million to $16 million;

-In July 2004, RVSI received an additional $2.2 million in net cash as a result of an equity offering.

4. Yet RVSI is again out of cash and the SEG business--which is consuming cash at an alarming rate--remains unsold. At the outset of this case, the Debtor negotiated with the Lender for an opportunity to use cash collateral to effectuate a prompt sale of the SEG business. The Debtor, however, inexplicably did not even retain Houlihan Lokey until after a month had passed and the cash that the Lender had agreed to allow the Debtor to use had been consumed.

5. There are only a few weeks remaining to salvage the Debtor and its going concern value. If, and only if, Mr. Costa and his Board are removed from decisions relating to the sale process and the management of the Debtor's precious cash, and a sale of the SEG division occurs as soon as possible, can the Debtor survive and the interests of creditors, and perhaps even equity, be optimized.

6. Nothing short of a sale of the SEG business will protect the interests of all constituents. An immediate sale of SEG is the only apparent option for infusing sufficient cash into the Debtor to allow it, and its ACIM division, to continue to operate as a going concern. As noted, Mr. Costa has promised to effectuate that sale since 2002, but has been preoccupied with SEC complaints, civil litigation, resignations, the fallout from very substantial failures to meet business projections, a bleeding of cash, and abysmal business performance--all of which have resulted from his own incompetence and irrational and paranoid personality.

7. For all of those reasons, and as further set out below, the Court should appoint a trustee in this matter, and enter an order directing the Trustee or, in the alternative, the Debtor, to conduct an immediate sale of the SEG business.

                             JURISDICTION AND VENUE

8. This Court has jurisdiction over this motion pursuant to 28 U.S.C. ss. 1334(b). This motion is a core proceeding under 28 U.S.C. ss. 157(b)(2)(A). Venue of this motion is properly placed in this Court pursuant to 28 U.S.C. ss. 1409. This motion is brought pursuant to sections 1104(a)(1) and 1104(a)(2) of Title 11 of the United States Code (the "Bankruptcy Code") and Fed. R. Bankr. P. 2007.1 and 9014.

                                    ARGUMENT

I.THIS COURT SHOULD APPOINT A TRUSTEE UNDER BOTH THE "CAUSE" AND"INTERESTS" TESTS IN SECTION 1104 OF THE BANKRUPTCY CODE.

9. The appointment of a Chapter 11 trustee is governed by section 1104 of the Bankruptcy Code. Section 1104 sets forth two tests for the appointment of a trustee:

          (I) "For Cause" Test -- Section 1104(a)(1) provides that the Court shall order the appointment of a trustee "for cause, including fraud, dishonesty, incompetence, or gross mismanagement . . . ."

          (II) "Interests" Test -- Section 1104(a)(2) provides that the Court shall order the appointment of a trustee "if such appointment is in the interests of creditors, any equity security holders, and other interests of the estate."

11 U.S.C. ss. 1104. If either test is satisfied, a bankruptcy court is statutorily required to order the appointment of a trustee in a chapter 11 case. See, e.g., Petit v. New England Mortgage Servs. Inc., 182 B.R. 64, 69 (D. Me.
1995).

10. The list of items constituting "cause" for the appointment of a trustee under section 1104(a)(1) includes incompetence or gross mismanagement. Other items, such as lack of confidence in the debtor's management, can also constitute "cause" under ss. 1104(a)(1). See, e.g., Petit, 182 B.R. at 70 (creditors' lack of confidence in the debtor's ability to carry out fiduciary obligations was grounds for appointment of a trustee); In re Cumberland Inv. Corp., 118 B.R. 3, 7 (Bankr. D.R.I. 1990) (listing factors justifying appointment of a trustee). (Footnote: See also In re Marvel Entmt. Group, Inc., 140 F.3d 463, 472 (3d Cir. 1998) ("ss. 1104(a)(1) does not promulgate an exclusive list of causes for which a trustee must be appointed, but rather provides that a trustee shall be appointed 'for cause, including fraud, dishonesty, incompetence, or gross mismanagement . . . or similar cause.'"); In re SRJ Enters., Inc., 151 B.R. 189, 195-96 (Bankr. N.D. Ill. 1993); In re
Madison Mgmt. Group, Inc., 137 B.R. 275, 281 (Bankr. N.D. Ill. 1992); In re Cardinal Indus., 109 B.R. 755, 765 (Bankr. S.D. Ohio 1990).)

11. Although the factors used to determine whether a trustee should be appointed under the "interests" test are diverse, courts typically focus on several key issues:

(a) the  trustworthiness  of the  debtor;
(b) the debtor's past and present performance and prospects for rehabilitation;
(c) the confidence--or lack thereof--of the business community and of creditors in present management; and
(d) the benefits that would be derived by the appointment of a trustee, balanced against the cost of appointment.

In re Cumberland Inv. Corp., 118 B.R. 3 (Bankr. D.R.I. 1990); see also In re Bellevue Place Assocs., 171 B.R. 615, 623 (Bankr. N.D. Ill. 1994); In re SRJ Enters., Inc., 151 B.R. 189, 195-96 (Bankr. N.D. Ill. 1993). Moreover, the interests of creditors and equity holders are implicated when, based on management's missteps, the appointment of a chapter 11 trustee is necessary for the continued operation of a debtor's business. See Sharon Steel, 871 F.2d at 1221.

12. For all of the reasons set forth below, the facts in this case require that a trustee be appointed under both the "cause" and "interests" tests. Among other things, as a direct consequence of Mr. Costa's gross mismanagement and refusal to sell the SEG business, the Debtor is out of cash, has no realistic plan to maintain its going concern status or otherwise protect the interests of its constituencies, and has virtually zero chance of rehabilitation absent the immediate sale of the SEG business.

     A. RVSI Is Out of Cash and Likely to Remain So Absent the Appointment of a Chapter 11 Trustee.

13. RVSI is not merely illiquid--it is broke, out of cash, and will remain so absent the appointment of a Chapter 11 trustee for at least the following three reasons:

14. First, the budgets the Debtor has submitted to the Lender and to this Court (in connection with the November 24, 2004 Cash Collateral Order) demonstrate that (a) the Debtor cannot generate sufficient cash from its operations to remain current on post-petition expenses (much less pay critical pre-petition vendors), and (b) the Debtor cannot remain within the borrowing base formula incorporated into the existing Cash Collateral Order.

15. Second, RVSI cannot comply with the provisions of the Cash Collateral Order or obtain DIP financing or refinancing because:

     (a) The Debtor cannot obtain DIP financing because it has agreed (and the Cash Collateral Order provides) that the Debtor's estate will not incur, and the Debtor would not seek to incur, any debt secured by a lien that is equal to or superior to the Lender's liens in property of the Debtor's estate, and the Debtor has been unable or unwilling to obtain DIP financing on a subordinated basis. (See Nov. 24, 2004 Order Authorizing Use of Cash Collateral ("Cash Collateral Order") P. 6(b).)

     (b) RVSI has agreed (and the Cash Collateral Order provides) that it may not even seek to use cash collateral unless (i) such use is conditioned as necessary to provide adequate protection of the Lender's interests in property of the estate, including the value thereof as of the Filing Date and taking into account all Collateral Usage (as such term is defined in the Cash Collateral Order) and (ii) RVSI pays to Lender the amount of diminution in the eligible borrowing base collateral under the Prepetition Credit Agreement, measured from the Filing Date through the date of such non-consensual use of cash collateral. (See Cash Collateral Order P. 6(c).)

     (c) Therefore, to comply with Section 6(c) of the Cash Collateral Order, any cash generated by the Debtor after the Filing Date that has not already been used by the Debtor must be paid to the Lender in an amount equal to the diminution in the eligible borrowing base collateral that has occurred since the Filing Date.

16. Third, (a) the Lender is not willing to consensually extend the Cash Collateral Order, nor is it willing to extend additional credit beyond the present Termination Date of January 13, 2005, and (b) notwithstanding efforts by RVSI and its financial advisors, apparently no person has emerged with a serious interest in refinancing the Lender or in providing DIP financing on terms permitted by the Cash Collateral Order.

17. RVSI has effectively been out of cash since before the filing of this bankruptcy. There is no likelihood this situation will change unless a Trustee manages the cash flow and a sale of SEG is accomplished immediately.

     B. RVSI has Consistently Failed to Make Realistic Business Plans.

18. Moreover, the Debtor has demonstrated a basic inability to make realistic, viable business plans. As set forth more fully in the Lender's Objection to the Cash Collateral Order, the Lender has continuously waived defaults, extended additional credit, matched equity raises on a dollar-for-dollar basis, and offered additional funding to the Debtor. The Debtor has wasted the additional cash, refused to accept offers of additional funding, and made delusional accusations about the motives of those who have offered the Debtor a life raft.

19. The Debtor has no plan. For example, the budget the Debtor provided in connection with its November 21, 2004 Cash Collateral Motion (the "Initial Budget") demonstrated that the Debtor's proposed use of cash collateral was insufficient to fund the Debtor's continued business operations. (A copy of the Initial Budget is attached hereto as Exhibit A.)

20. As the Court recognized at the November 23 hearing on the Debtor's use of cash collateral, the Initial Budget established that use of cash collateral was an insufficient basis to fund the Debtor's business because, over the first four weeks of the case, the Debtor was projecting to expend approximately $2,500,000 more in cash than it was projecting to collect and because the Debtor admitted that it had de minimus cash on hand as of the petition date.

21. By its own admission, the Debtor's Initial Budget proved that the ongoing operation of the Debtor's business required immediate and substantial payments to the Debtor's vendors in order for Debtor to continue to generate inventory and accounts receivable. In an affidavit by Mr. Costa filed in support of the Debtor's first-day motions (Dkt. No. 14) (the "Costa Affidavit"), Mr. Costa stated that the Debtor concluded that in excess of $2,200,000 in payments of pre-petition indebtedness needed to be made to the Debtor's "critical vendors" in order to maintain the Debtor's relationships with such vendors and that, without such payments, the Debtor believed such vendors would refuse to continue doing business with the Debtor. (Costa Affidavit at P. 99.) The Debtor has declined this Court's invitation to make an appropriate motion to pay these vendors, because it doesn't have the cash to do so.

22. Indeed, the Debtor has informed the Lender that it recently reduced its work force, which will only serve to exacerbate the Debtor's difficulties in generating cash and makes more likely the cessation of a going business and more necessary the appointment of a Chapter 11 trustee to avoid that result.

     C. Unless a Chapter 11 Trustee Is Appointed and a Sale Ordered, the Sale of the SEG Business At A Price Maximizing Its Value Is Not Likely.

23. For more than two years, RVSI has recognized--but not acted upon--the reality that its SEG business, which has a long track record of consuming cash, should be sold, likely to a strategic buyer that could leverage RVSI's intellectual property. But, as an investigation of the facts now demonstrates, RVSI management, including Mr. Costa, have no intention--and likely never had any intention--of taking any action reasonably calculated to lead to a successful sale.

24. Indeed, as two longtime members of RVSI's board of directors wrote in a March 2004 joint letter of resignation: "Management has been unable--or unwilling--to execute the Board-mandated long-standing strategy of diversifying away from the semiconductor equipment industry," the industry in which the SEG business operates. (A copy of the March 17, 2004 letter of resignation (together with Mr. Costa's response) is attached as Exhibit B.)

25. RVSI initially retained Needham & Company to sell the SEG business in the fall of 2002. Then, in April, 2003, Mr. Costa fired Needham & Company and retained the U-Group, LLC to sell SEG and to operate the business pending a sale.

26. In October, 2003, RVSI terminated U-Group, and sued U-Group and one of its principals, alleging a "conspiracy" to steal the business at a depressed price (a charge that Mr. Costa has leveled, with reckless abandon, in many directions at many people).

27. With U-Group gone, Mr. Costa hired James Havener as President of the SEG business in October 2003. In less than a year, however, Mr. Costa fired Mr. Havener--without bothering to tell William Blair, which had been retained to sell the SEG business--amidst similar baseless charges of a conspiracy to sabotage RVSI's business. Indeed, while Mr. Costa has been more than willing to pull the trigger to fire key executives and professionals, he has proven wholly unable or unwilling to do the same with respect to a sale of SEG.

28. Significantly, in June 2004, in exchange for the Lender providing an additional $3 million of credit, RVSI agreed to "use its best efforts to sell or cause the sale of SEG as soon as practicable." That $3 million is now long gone, but the sale of SEG has gone nowhere.

29. As noted above, Mr. Costa and RVSI next hired William Blair & Co. to sell the SEG business. However, Mr. Costa hobbled Blair's efforts by instructing that Blair not deal with at least two potential strategic buyers, one of whom Mr. Costa rejected because the buyer was a competitor and Mr. Costa believed the buyer would "steal" his company. Since financial buyers were not interested in a business with negative EBITDA, Blair was unsuccessful. In fact, the highest expression of interest for the SEG business was a $10 million bid for a portion of the business.

30. Six months after RVSI's promise to sell SEG, the millions in new cash are gone and the sale process has not moved forward. Mr. Costa continues to blame everyone but himself for RVSI's demise.

31. Contrary to Mr. Costa's belief, the Lender, like the other constituents in this proceeding, has no interest in RVSI other than to be made whole on its investment. That result is possible, however, only if RVSI is entrusted to a steward who will make rational business decisions, unencumbered by paranoia or irrational conspiracy theories.

32. On December 17, 2004, Mr. Costa and his Board, with the approval of various constituencies and the Court, retained Houlihan Lokey to attempt to sell the SEG business. But unless Mr. Costa is removed and a trustee appointed, there is every reason to expect similar interference with any sale process this time around.

33. Two years, multiple executives, and three investment banks/brokers later, the most pertinent (and indisputable) facts are that: (a) the SEG business is not sold; and (b) the Debtor has managed to enmesh itself in extensive and expensive litigation with one of its former professionals (the U-Group). History often is prologue, and the history of the conduct of Mr. Costa and his directors here suggests quite strongly that the SEG business will never be sold as a going concern unless Mr. Costa and his directors are removed and a Chapter 11 trustee is appointed to look out for the best interests of all constituencies.

     D. Mr. Costa and the Board Have Grossly Mismanaged RVSI.

34. The gross mismanagement that requires the appointment of a Chapter 11 trustee is perhaps best described in the March 17, 2004 joint letter of resignation of two members of the Board of Directors. (Ex. B.) In a devastating critique of Mr. Costa's mismanagement, former directors Tomas Kohn and Mark J. Lerner said:

     -"RVSI management has demonstrated repeated ineptitude in its management responsibilities," manifesting "glaring managerial shortcomings";

     - Management has sought to disguise these failings "by hiding behind a wall of imagined wrongdoers and scapegoats," including "external auditors, legal advisors, financial advisors, industry consultants, subcontractors, and company executives, all of whom have either resigned or been terminated by management";

     - Indeed, "more than a dozen senior executives have been hired (at great cost to the company) in the last several years," but "all have been fired, or left quickly on their own";

     - Management nonetheless "continually portrays the company's problems as stemming from the evil actions of selected individuals and competitors, whom management repeated characterizes as 'crooks, nuts, psychopaths,' and more";

     - Management has also "devoted inordinate time and resources to fighting a long list of legal battles; battles it has for the most part, lost." Legal actions have "incorrectly become an important part of business strategy";

     - Management's acquisition strategy has "failed to create the value that management projected" and "[m]ost of the acquisitions have now been sold for a fraction of their acquisition cost;"

     - Management has further "been unwilling to accept any responsibility for actions that have contributed to the loss of customers and collaborators," and has been "unwilling to accept any responsibility for the breakdown in financial reporting, the ensuing lawsuits, and the ensuing SEC investigation"; and

     - the RVSI board of directors "has not taken the necessary steps to deal with the current management failings" and has "consistently failed to evaluate management critically and [to] address management's weaknesses and failures."

     E. Mr. Costa's Inability To Win the Trust of Senior Executives, the SEC, Members of the Board of Directors, Professional Advisors and Certified Public Accountants Requires the Appointment of a Trustee.

35. Mr. Costa and the Board have also demonstrated an utter inability to retain qualified executives.

36. Since 1998, the Debtor has had not less than five Chief Financial Officers. The Debtor's most recently departed CFO resigned five days prior to the petition date. The Debtor's other senior management positions also have experienced rapid turnover, particularly in the sales departments. The turnover in these critical positions demonstrates that Mr. Costa and the Board are incapable of retaining personnel critical to the success of the business.

37. Similarly, the Debtor has been unable to retain qualified individuals to serve on the Debtor's Board of Directors, most recently evidenced by the resignation, within the past year, of two long-serving members of the Board.

38. The failure to hire or retain qualified executives has not been without consequence. Within the last several years, RVSI has been the subject of investigations and enforcement proceedings by the Securities and Exchange Commission, most recently resulting in an Offer of Settlement and the entry, as of November 19, 2004, of an Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing Cease-and-Desist Order. A copy of the Order entered as of November 19, 2004, is attached hereto as Exhibit C.

39. The SEC Consent Order reflects that, under Mr. Costa's watch, RVSI engaged in grossly improper revenue recognition practices. Mr. Costa himself was named in the related private securities fraud action, which was recently settled. This shoddy history, coupled with numerous missed projections and budgets, leaves all constituents without confidence in Mr. Costa's current budgets and projections.

40. The Debtor's problems are not limited to issues with internal management and the federal government. In fact, the Debtor also has demonstrated an inability to either retain qualified professionals to assist the Debtor in its business operations, or to maintain relationships with such professionals once retained.

41. For example, the Debtor's prior independent auditor, Deloitte & Touche, resigned in July 2003. The Debtor replaced Deloitte with Grant Thornton LLP. But little more than a year later, Grant Thornton had likewise resigned. As disclosed in the Debtor's November 29, 2004 Form 8-K, the new auditors resigned as a result of the Debtor's failure to communicate with Grant Thornton a number of material facts, including that the Debtor had commenced a bankruptcy case, notwithstanding the fact that Grant Thornton was in the midst of auditing the Debtor's financial statements for the year ended September 30, 2004. As a result, that audit was not completed, and it is readily apparent that the Debtor will fail to obtain certified, audited financial statements on or before December 31, 2004. (Footnote: As part of Debtor's Form 8-K, Debtor stated that Grant Thornton advised Debtor's Audit Committee that certain significant deficiencies in internal controls had been noted. In its Form 8-K Debtor asserted that it "took appropriate corrective action" with respect to such deficiencies. Grant Thornton agreed with the statements made by Debtor in the Form 8-K, except to note that it had no basis to agree or disagree with Debtor's assertion that appropriate corrective action had been taken.)

42. The Debtor also has demonstrated an inability to maintain relationships with other professionals it has retained, including, in particular, the investment bankers retained with respect to the proposed sale of the Debtor's SEG business. Mr. Costa and the Board's failure to implement a successful sale strategy for the Debtor's SEG business, despite the Debtor's announcement that it was exploring the possibility of a sale of the SEG business as early as the fall of 2002, exemplifies the incompetence and gross mismanagement with which the Debtor's affairs have been conducted.

     F. RVSI Has Misstated Its Cash Needs and Availability and Violated the Terms of the Consensual Cash Collateral Order Entered by This Court.

43. On November 19, 2004, RVSI filed its voluntary petition for relief under chapter 11 of the Bankruptcy Code. Since the petition date, the Debtor has operated its business as a debtor-in-possession under ss.ss. 1107 and 1108 of the Bankruptcy Code.

44. On November 21, 2004, RVSI filed its Ex Parte Emergency Motion For Order Authorizing Use of Cash Collateral.

45. On November 23 and 24, 2004, the Court conducted hearings in respect of the Cash Collateral Motion and on November 24, 2004, by agreement of the parties, the Court entered a consensual Order Authorizing Use of Cash Collateral (the "Cash Collateral Order").

46. The Debtor agreed to entry of the Cash Collateral Order in an effort to "buy time" so that the Debtor could attempt to arrange DIP financing. The Debtor did so even though Mr. Costa and the Board knew (or should have known) that under the terms of the Cash Collateral Order, the Debtor would have insufficient financing to pay the Debtor's vendors. As reflected in the Costa Affidavit, Mr. Costa and the Debtor were aware that failure to obtain continued services from the Debtor's vendors could result in a severe disruption of the Debtor's business.

47. The Debtor fails to recognize, just as the Debtor failed to recognize on the petition date, that even if the Debtor was able to use every single dollar of collections the Debtor generated from and after the petition date, the Debtor would still not be able to finance the Debtor's business operations in a manner that preserves value.

48. In connection with the Debtor's efforts to obtain nonconsensual use of cash collateral, in both written pleadings and oral statements to the Court, the Debtor represented that, as of the petition date, it had lending availability under the borrowing base formula set forth in the Prepetition Credit Agreement. Those representations were untrue.

49. The Debtor's Cash Collateral Motion stated that "there is no dispute that the Debtors remain within the borrowing base formula" and that "as of the Petition Date the borrowing base formula provided RVSI with approximately $200,000 of borrowing availability." Cash Collateral Motion P. 21 (emphasis in original). The Debtor also maintained that the Debtor "will remain within the borrowing base formula throughout the period of the Debtors' use of Cash Collateral." Cash Collateral Motion P. 21 (emphasis in original). The Debtor's counsel repeated these allegations to the Court.

50. On November 30, 2004, the Debtor delivered to the Lender a borrowing base certificate which indicated that, instead of having the previously represented $200,000 to $250,000 in positive borrowing availability as of the petition date, the Debtor was in fact overadvanced under the pre-petition borrowing base formula by at least $750,000.

51. Thus, whether the result of the Debtor's ineptitude or affirmative dishonesty, the Debtor represented to the Court and to the Lender that availability under the borrowing base formula set forth in the Prepetition Credit Facility was more than one million dollars in excess of the actual availability at such time.

52. Even worse, following entry of the Cash Collateral Order, the Debtor demonstrated that it was unable, or unwilling, to abide by the terms of the Court's order. In less than two weeks, the Debtor managed to cause numerous different defaults to occur under the Cash Collateral Order.

53. The Debtor also has failed to generate the cash collections it projected in the Initial Budget. As a result, the borrowing base has now been degraded by about $2 million, measured under the pre-petition formula.

54. Indeed, the Debtor's lack of access to cash and inability to continue its case in chapter 11 justify immediate conversion of this case to a case under chapter 7 of the Bankruptcy Code. The fact that the Debtor finds itself in this situation (facing immediate conversion of its case to chapter 7) further establishes cause for the appointment of a chapter 11 trustee. The failure to properly address a business's financing needs can constitute "cause" for the appointment of a trustee. See Sharon Steel, 871 F.2d at 1221.

     G. Mr. Costa's Repeated Baseless and Unfounded Attempts To Blame Others For the Problems of RVSI Demonstrate An Inability to Manage the Company, and Have Been Devastating, Wasteful of Resources and Damaging.

55. As noted by two former directors of RVSI, Mr. Costa and RVSI management "continually portray[ ] the company's problems as stemming from the evil actions of selected individuals and competitors, whom management repeated characterizes as 'crooks, nuts, psychopaths,' and more." (Ex. B, emphasis added.)

56. Indeed, Mr. Costa has implicated a wide array of firms, professionals, and other parties in a web of imagined conspiracy and intrigue, alleging that law firms, accountants, investment bankers, lenders, and competitors have schemed to do RVSI harm. Included in Mr. Costa's list of shadowy operators are: Intel Corporation, the law firms of Skadden Arps and Gibson, Dunn & Crutcher, Deloitte & Touche, and other assorted firms and individuals.

57. This rampant paranoia has no basis in reality, wastes the Debtor's time and resources, and alone constitutes cause for the appointment of a trustee.

     H. A Trustee Is Necessary Because Mr. Costa And Management Are Overwhelmed.

58. In their recent motion to extend certain deadlines, the Debtor complained about the sheer volume of activities that they were required to undertake as a result of the bankruptcy. The Debtor further complained that it had inadequate resources to meet its disclosure responsibilities.

59. There is no doubt that the Debtor and Mr. Costa are in crisis--dealing not only with the legal obligations associated with this bankruptcy, but also with significant civil litigation, a cash management crisis that they are incapable of managing, a vital sale process, and the other challenges of their business.

60. The solution, however, is not for the Debtor to delay or avoid its obligations as it suggests, but rather to appoint a trustee who is capable of crisis management and of addressing those critical challenges competently and independently.

61. As the Lender is mindful of the burdens on management, the Lender seeks to truncate any hearing on contested matters and will endeavor to tailor related discovery so as to minimize that burden as well. While the Lender believes that there is significant question about the value of the Debtor, it will not contest that issue solely for purposes of this motion. As shown above, there are ample other grounds for the appointment of a trustee, including: (1) the necessity for ensuring that a sale is consummated immediately and (2) that, in the short interim necessary to accomplish that sale, cash is managed competently. Mr. Costa has demonstrated that he is incapable of achieving either of these vital objectives.

II. THIS COURT SHOULD ORDER THE IMMEDIATE SALE OF THE SEG BUSINESS.

62. It is readily apparent that there is no source of cash for the Debtor to continue as a going concern unless SEG is sold immediately. That sale is critical to protecting the Lender's collateral as well as to affording the Debtor, and its ACIM operations, the opportunity to survive as a going concern.

63. There is no disagreement about the necessity for this sale. Nor is there any disagreement that the Debtor committed to achieve this sale in June 2004. Every day that passes without a sale puts the Debtor perilously closer to a liquidation. This Court has authority to and should order a sale of the SEG business.

                           WAIVER OF MEMORANDUM OF LAW

64. The Lender requests that the Court waive and dispense with the requirement set forth in LBR 7102(b)(3) that any motion filed shall have an accompanying memorandum of law, since the relevant law which supports the relief requested in the Motion is set forth herein.

                                   CONCLUSION

WHEREFORE, the Lender requests that this Court enter an order (1) appointing a trustee pursuant to section 1104(a)(1) of the Bankruptcy Code, or, in the alternative, pursuant to section 1104(a)(2) of the Bankruptcy Code; (2) requiring the immediate sale of the Debtor's SEG business; and (3) granting such other relief as is just and appropriate. Dated: December 21, 2004



RVSI INVESTORS, L.L.C, as Lender

By: /s/Randall L. Klein
By: /s/Joseph A. Foster

Randall L. Klein
Illinois State Bar No. 6204582
Dimitri Karcazes
Illinois State Bar No. 6270040
GOLDBERG, KOHN, BELL, BLACK, ROSENBLOOM & MORITZ, LTD.
55 East Monroe Street, Suite 3700
Chicago, Illinois 60603
Telephone:  (312) 201-4000
Facsimile:  (312) 332-2196
Attorneys for RVSI Investors, L.L.C.

Joseph A. Foster
McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street, Box 326
Manchester, New Hampshire 03105
Telephone: (603) 628-1175
Facsimile: (603) 625-5650
Attorneys for RVSI Investors, L.L.C.

Richard F. Levy
David J. Bradford
David C. Layden
Daniel J. Weiss
JENNER & BLOCK LLP
One IBM Plaza
Chicago, Illinois 60611
Telephone: (312) 222-9350
Facsimile: (312) 840-7796
Attorneys for RVSI Investors, L.L.C.